UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue

Jinggangshan Economic and Technological Development Zone

Ji’an, Jiangxi, China 343100

+86-0796-8403309

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Result of the 2026 Annual General Meeting of Shareholders

On September 30, 2026, Universe Pharmaceuticals INC (the “Company”) held its annual general meeting of shareholders (the “2026 Annual General Meeting”) at 10:00 a.m., Beijing Time, at 265 Jingjiu Avenue, Jinggangshan Economy and Technology Development Zone, Ji’an City, Jiangxi 343100, the People’s Republic of China.

At the 2026 Annual General Meeting, the shareholders of the Company adopted resolutions approving all of the proposals considered at the Meeting. Notice of the 2026 Annual General Meeting was contained in the proxy statement issued by the Company and dispatched to shareholders on or around September 1, 2026. As of August 31, 2026, the record date for the 2026 Annual General Meeting, there were 5,008,313 Class A Ordinary Shares and 16,077 Class B Ordinary Shares of the Company issued and outstanding, with each Class A Ordinary Share entitled to one vote and each Class B Ordinary Share entitled to one hundred votes. Shareholders representing approximately 88.48% of the outstanding shares carrying the right to vote at the 2026 Annual General Meeting were present in person or by proxy at the 2026 Annual General Meeting, representing not less than one-third (1/3) of the shares carrying the right to vote at the 2026 Annual General Meeting. A quorum for the transaction of business was therefore present at the 2026 Annual General Meeting, and all resolutions were voted upon by way of poll.

The results of the votes were as follows:

1.	“It is resolved as an ordinary resolution that Gang Lai be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal One”)

Resolution	For	Against	Abstain
Proposal One	6,031,137.69	5,582.51	232.16
Percentage of Votes:	99.908%	0.092%

2.	“It is resolved as an ordinary resolution that Lin Yang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal Two”)

Resolution	For	Against	Abstain
Proposal Two	6,031,137.28	5,582.92	232.16
Percentage of Votes:	99.908%	0.092%

3.	“It is resolved as an ordinary resolution that Jiawen Pang be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal Three”)

Resolution	For	Against	Abstain
Proposal Three	6,027,909.39	8,810.81	232.16
Percentage of Votes:	99.854%	0.146%

4.	“It is resolved as an ordinary resolution that Ding Zheng be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal Four”)

Resolution	For	Against	Abstain
Proposal Four	6,027,901.50	8,818.69	232.16
Percentage of Votes:	99.854%	0.146%

5.	“It is resolved as an ordinary resolution that Yongping Yu be re-elected as a director of the Company to hold office in accordance with the articles of association of the Company until the next annual general meeting of the Company.” (“Proposal Five”)

Resolution	For	Against	Abstain
Proposal Five	5,987,420.46	49,299.57	232.33
Percentage of Votes:	99.183%	0.817%

6.	“It is resolved as an ordinary resolution that, subject to the closing bid price of the Company’s Class A Ordinary Shares listed on Nasdaq Capital Market being below $1.00 for three consecutive trading days within 12 months from the date of this resolution (the “Trigger Event”) and on the 25th trading day after the Trigger Event:

(a) the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating: (i) every 10 Class A Ordinary Shares with a par value of US$0.00001 each into one Class A Ordinary Share with a par value of US$0.0001; and (ii) every 10 Class B Ordinary Shares with a par value of US$0.00001 each into one Class B Ordinary Share with a par value of US$0.0001, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(b) as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$20,000 divided into 1,800,000,000 Class A Ordinary Shares of par value US$0.00001 each and 200,000,000 Class B Ordinary Shares of par value US$0.00001 each to US$20,000 divided into 180,000,000 Class A Ordinary Shares of par value US$0.0001 each and 20,000,000 Class B Ordinary Shares of par value US$0.0001 each; and

(c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share (the “Share Consolidation Proposal”).” (“Proposal Six”)

Resolution	For	Against	Abstain
Proposal Six	6,029,866.46	6,944.90	141.00
Percentage of Votes:	99.885%	0.115%

7.	“It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt the amended and restated memorandum of association in the form annexed to the proxy statement delivered to shareholders and dated September 1, 2026 (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Consolidation (the “Adoption of the A&R MoA”).” (“Proposal Seven”)

Resolution	For	Against	Abstain
Proposal Seven	6,030,033.72	6,694.36	224.28
Percentage of Votes:	99.889%	0.111%

8.	“It is resolved, as an ordinary resolution, to adjourn the Meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment of the Meeting”).” (“Proposal Eight”)

Resolution	For	Against	Abstain
Proposal Eight	5,986,513.20	50,241.14	198.02
Percentage of Votes:	99.168%	0.832%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: October 6, 2026	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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